UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2021

COMMISSION FILE NUMBER 001-38976

Genmab A/S
(Exact name of Registrant as specified in its charter)

Kalvebod Brygge 43

1560 Copenhagen V

Denmark

+45 70 20 27 28
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⌧ Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ◻ No ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ◻ No ⌧

This report on Form 6-K shall be deemed to be incorporated by reference in Genmab A/S’s registration statements on Form S-8 (File No. 333-232693) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

nthony
GENMAB A/S

	BY:	/s/ Anthony Pagano
Name: Anthony Pagano
Title: Executive Vice President & Chief Financial Officer

DATE: February 26, 2021

EXHIBIT INDEX

O
Exhibit	Description of Exhibit

99.1	Company Announcement Dated February 26, 2021:Grant of Restricted Stock Units to Management and Employees and Grant of Warrants to Employees in Genmab
99.2	Company Announcement Dated February 26, 2021: Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons